Filed by NuCube Energy, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Launch Two Acquisition Corp.

Commission File No.: 001-42306

Subject Company: NuCube Energy, Inc.
Commission File No.: 333-298907

As previously disclosed, on September 11, 2026, Launch Two Acquisition Corp., a Cayman Islands exempted company (“Launch Two”), filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission, with NuCube Energy, Inc., a Delaware corporation (“NuCube”), named as a co-registrant, in connection with the proposed business combination between NuCube and Launch Two.

On October 27, 2026, NuCube made the below communications on its LinkedIn and X accounts.

NuCube LinkedIn Post:

Not all megawatts measure the same thing.

In nuclear energy, MWe refers to electrical output, while MWth refers to thermal output, or the heat produced by the reactor.

Our NuSunᵀᴹ platform is being developed in two configurations: NuSun-1 at approximately 1.3 MWe and 4 MWth, and NuSun-15 at approximately 15 MWe and 45 MWth.

The distinction matters because NuSunᵀᴹ is being designed to provide both electricity and high-temperature heat.

NuCube X Post:

MWe measures electrical output. MWth measures thermal output.

Our NuSunᵀᴹ platform is being developed in two configurations: approximately 1.3 MWe / 4 MWth and 15 MWe / 45 MWth, with the platform designed to provide electricity or high-temperature heat.